SIMPSON THACHER & BARTLETT LLP

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212-455-2255	IFERT@STBLAW.COM

September 14, 2015

VIA OVERNIGHT COURIER AND EDGAR

Re:	Performance Food Group Company – Registration
Statement on Form S-1 (File No.: 333-198654)

Mara L. Ransom

Lilyanna Peyser

Daniel Porco

Ta Tanisha Meadows

William Thompson

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Performance Food Group Company (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated September 10, 2015 (the “comment letter”) relating to the above-referenced Registration Statement on Form S-1 originally filed on September 9, 2014 (the “Registration Statement”) and amended by Amendment No. 1 to the Registration Statement filed with the Staff on October 14, 2014, Amendment No. 2 to the Registration Statement filed with the Staff on October 31, 2014, Amendment No. 3 to the Registration Statement filed with the Staff on July 1, 2015, Amendment No. 4 to the Registration Statement filed with the Staff on August 5, 2015 and Amendment No. 5 to the Registration Statement filed with the Staff on August 31, 2015. The Registrant has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 6 to the Registration Statement (“Amendment No. 6”), which reflects these revisions and generally updates certain information in the Registration Statement.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of Amendment No. 6.

Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 64

1.	Given that estimating the fair value of shares underlying stock options can be highly complex and subjective, please tell us your consideration of disclosing that estimates to determine share-based compensation are critical accounting estimates. In any event, in regard to stock options granted during the past year, please:

•	disclose whether you obtained a contemporaneous or retrospective valuation and whether it was performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”);

•	if the valuation was not performed by an unrelated valuation specialist, please explain the reasons why management chose not to obtain one;

•	disclose (a) the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying stock and instruments granted, (b) the significant factors contributing to the difference in the fair value determined, either contemporaneously or retrospectively, between each grant and equity related issuance, (c) describe significant intervening events within the company and changes in assumptions, as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of the underlying stock between each grant date, and (d) explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering price range.

The Registrant respectfully advises the Staff that, based on the amounts of stock compensation expense of $1.0 million, $0.7 million and $1.1 million for fiscal 2015, fiscal 2014 and fiscal 2013, respectively, the Registrant determined that share-based compensation was not a critical accounting estimate in its financial results.

The Registrant obtains a contemporaneous equity valuation performed by an unrelated specialist as defined by the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” for its stock option grants on an annual basis. The valuation of the fair value is based upon a composite of the discounted cash flow model and the guideline public company approach to determine the underlying enterprise value.

In response to the Staff’s comment, the Registrant has revised the disclosure in Note 2 to its financial statements under “Share Based Compensation” to describe these components of the Registrant’s valuation process.

The Registrant respectfully advises the Staff that its most recent equity valuation completed in the fourth quarter of fiscal 2015 was $19.73 (after giving effect to the reverse stock split completed on August 28, 2015) prepared consistently with the methodology described above. This valuation approximates the anticipated offering value as described in the correspondence submitted to the Staff on September 8, 2015. Accordingly, the Registrant respectfully submits that disclosure of the price of most recent equity valuation would not provide material information to investors.

Notes to Consolidated Financial Statements

Note 7. Debt

Capital and Finance Lease Obligations, page F-22

2.	We note that the aggregate present value of minimum lease payments under non-cancellable capital and finance lease obligations does not agree to the outstanding balance of capital and finance lease obligations disclosed in the table on page F-19. Please revise or advise.

The Registrant respectfully advises the Staff that the difference between the aggregate present value of minimum lease payments under non-cancellable capital and finance lease obligations disclosed in Note 7 to the financial statements and the outstanding balance of capital and finance lease obligations of $2.9 million disclosed on page F-19 relates to the non-cash satisfaction of the liability with the residual value of the leased asset. In accordance with ASC 840-40, the building and assets subject to the lease discussed in Note 7 remain an asset on the balance sheet and the cash received was deferred as a liability. A component of the lease payments over the lease period are recorded as interest expense, with the remainder serving to reduce the associated liability. As of June 27, 2015, the future minimum lease payments under the non-cancelable finance lease obligations were $0.4 million. The net book value of the assets subject to the lease and the corresponding financing obligation will be reversed as a non-cash transaction at the end of the lease term.

Note 9. Derivatives and Hedging Activities

Tabular Disclosure of the Effect of Derivative Instruments …, page F-26

3.	Please tell us why the amounts of losses recognized in OCI on derivatives, including tax effects, for each fiscal year do not agree to the disclosures in the consolidated statements of comprehensive income.

The Registrant respectfully advises the Staff that the change in OCI agrees to loss recognized for the effective portion of the derivative of $6.8 million, offset by the loss reclassified out of OCI of $8.0 million ($4.9 million net of $3.1 million tax effect) into income for 2015, or a net increase to OCI of $1.2 million, which in turn agrees to the consolidated statements of comprehensive income. The fiscal 2014 numbers similarly agree to the disclosures in the consolidated statements of comprehensive income. The Registrant has not adjusted for a $0.5 million difference in the disclosure for fiscal 2013 for loss recognized in OCI in Note 9 to the financial statements as it was determined to be immaterial.

Note 11. Fair Value of Financial Instruments, page F-27

4.	Please also disclose the carrying value of long-term debt in accordance with ASC 825-10-50-11.

The Registrant respectfully advises the Staff that the carrying value of long-term debt of $1,405.2 million and $1,425.6 million is disclosed in Note 7 to the financial statements. In response to the Staff’s comment, the Registrant added this disclosure to Note 11 in Amendment No. 6.

Note 15. Commitments and Contingencies

Litigation, page F-32

5.	We note your disclosure that although the outcomes of the matters discussed are not determinable at this time, in the Company’s opinion, any liability that might be incurred by it upon the resolution of the claims and lawsuits is not expected, individually or in the aggregate, to have a material adverse effect on the Company’s consolidated financial condition, results of operations, or cash flows. We also note that you accrued losses of $5.1 million during fiscal 2015 related to potential settlements of labor and employment class action suits and that there are other suits and labor and employment class action suits that have not been settled or resolved. In light of these settlements, please explain to us why you don’t believe any liability that might be incurred upon the resolution of the outstanding claims and lawsuits is not expected, individually or in the aggregate, to have a material adverse effect on your consolidated financial condition, results of operations, or cash flows. In addition, please tell us what consideration you gave to disclosing an estimate of the possible loss or range of loss or stating that such an estimate cannot be made. Refer to ASC 450-20-50-3 through 5.

The Registrant respectfully advises the Staff that the $5.1 million accrual represents the Registrant’s current estimate of its exposure in respect of the settlements of the Laumea litigation and the Contreras litigation. The Registrant believes that the Perez litigation and Vengris litigation are largely duplicative of the Laumea litigation and the Contreras litigation; accordingly, the Registrant expects that the settlements in California for the Laumea litigation and the Contreras litigation will compromise substantially all of the claims in the Perez litigation and Vengris litigation, and that such litigation will not result in any material incremental liability to the Registrant.

Furthermore, the Registrant does not expect that any other claims or lawsuits would, individually or in the aggregate, have a material adverse effect on its consolidated financial condition, results of operations, or cash flows. The Registrant is unable to estimate the possible loss or range of loss for such claims or lawsuits. However, as the Registrant does not currently expect to incur any additional expenses beyond the reserve described above, the Registrant continues to believe that any costs that might be incurred upon the resolution of the Registrant’s outstanding claims and lawsuits are not expected, individually or in the aggregate, to have a material adverse effect on its consolidated financial condition, results of operations, or cash flows.

In response to the Staff’s comment, the Registrant added disclosure regarding the settlement accrual in Amendment No. 6.

Note 18. Stock Compensation, page F-36

6.	Please tell us what consideration you gave to disclosing the intrinsic value of stock options exercised in accordance with ASC 718-10-50-2.

The Registrant respectfully advises the Staff that the Registrant does not use intrinsic value to determine the fair value of stock awards. Additionally, option exercises to date have only amounted to 13,538 post-split shares and have been immaterial to the Registrants financial statements. Accordingly, the Registrant believes that disclosure of the intrinsic value of the options exercised would not provide material information to investors.

7.	Please provide us the following information regarding your modification of the performance-vesting options, please tell us:

•	the fair value of the awards immediately before the modification and the fair value of the awards immediately after the modification and the methods and assumptions used to determine such fair values;

•	the amount of incremental compensation as a result of the modification, and how you are accounting for the incremental compensation; and

•	what consideration you gave to disclosing the impact of the modification, or lack thereof, on your financial statements.

The Registrant respectfully advises the Staff that prior to modification, the performance and market vesting conditions were only satisfied upon the earlier of a change of control or IPO with specific return requirements. The Registrant had determined that the achievement of performance and market conditions for its performance options was remote at the grant date or balance sheet date pursuant to ASC 718-10-25-21. Therefore, a fair value was not calculated for pre-modification performance vesting option grants and no compensation expense was recognized for these performance shares.

After the modification, the performance and market vesting conditions are only satisfied, subject to an option holder’s continued employment with the Registrant, upon the earlier of (i) the achievement of specific return requirements or (ii) March 12, 2019 (or, if later, the fourth anniversary of the date of grant), unless the Registrant’s sponsors have disposed of all of their equity securities in the Registrant, including securities that are convertible into equity securities of the Registrant, prior to such date and the specified return requirements have not been satisfied. This modification of the Registrant’s 2007 Stock Option Plan occurred subsequent to the balance sheet date and did not change the Registrant’s assessment that no compensation expense should be recognized as of the balance sheet date nor at the time of the modification.

However, based on the modification, achievement of the performance targets is now possible at some period during the next four years. Therefore, in response to the Staff comment, the Registrant has included additional disclosure in Note 18 to the financial statements in Amendment No. 6 describing more fully the performance-based options. Additionally, the Registrant has expanded the subsequent event disclosure in Note 18 to include an estimate of the potential future compensation expense.

8.	Please tell us what consideration you gave to disclosing the terms of options subject to performance and market conditions and the method used for measuring compensation costs for such options. Please refer to the disclosure requirements of ASC 718-10-50-1 and 2.

The Registrant respectfully advises the Staff that compensation cost has been immaterial to the Registrant and therefore, additional disclosure was not deemed material to the users of the financial statements.

In response to the Staff’s comment the Registrant has expanded the disclosure in Note 18 to the financial statements in Amendment No. 6.

20. Subsequent Events, page F-40

9.	Please tell us what consideration you gave to disclosing the adoption of the of the 2015 Omnibus Incentive Plan by the board of directors and an estimate of the financial effect Please refer to ASC 810-10-50-2.

The Registrant respectfully advises the Staff that it has had no material activity subsequent to year end and has only made grants pursuant to the 2015 Omnibus Incentive Plan to one individual to date. Accordingly, the Registrant concluded that the adoption of the plan was not significant for subsequent event disclosure.

* * * * * * *

Please call me (212-455-2255) or Xavier Kowalski of my firm (212-455-3804) if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ Igor Fert

Igor Fert